Oppenheimer Principal Protected Main Street Fund III
Period Ending 2-29-2012
Exhibit 77C

On January 13, 2012, a special meeting of the shareholders of Oppenheimer Principal Protected Main Street Fund III ("Principal Protected Main Street Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Principal Protected Main Street Fund and Oppenheimer Main Street Fund ("Main Street Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Principal Protected Main Street Fund to Main Street Fund in exchange for Class A, Class B, Class C and Class N shares of Main Street Fund; (b) the distribution of shares of Main Street Fund to the corresponding Class A, Class B, Class C and Class N shareholders of Principal Protected Main Street Fund in complete liquidation of Principal Protected Main Street Fund; and (c) the cancellation of the outstanding shares of Principal Protected Main Street Fund.   374,358 affirmative votes were cast, 26,438 negative votes were cast, and 32,164 votes abstained.